

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2011

Gregory K. Silvers
Vice President, Chief Operating Officer,
General Counsel and Secretary
Entertainment Properties Trust
909 Walnut Street, Suite 200
Kansas City, Missouri 64106

Re: Entertainment Properties Trust
Registration Statement on Form S-4
Filed April 15, 2011
File No. 333-173531

Dear Mr. Silvers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your incorporation of filings made after the date of the prospectus and prior to the termination of the offering, but not those made after your initial filing and prior to effectiveness. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm and revise to incorporate all future filings made after the filing of your initial registration statement.

2.   We note that you are registering the exchange of all of the company's 7.750% Senior Notes due 2020, for an equal principal amount of 7.75% senior notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3.   Prior to effectiveness, please file a form of your letter of transmittal and statement of eligibility of the trustee or advise.

4.   Please provide the undertaking required by Item 512(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3386 with any questions.

Sincerely,

Duc Dang
Attorney-Adviser

cc: Craig L. Evans
Stinson Morrison Hecker LLP
Via facsimile: (816) 412-1129